Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 18, 2024

Michael Purcell Timothy Levenberg U.S. Securities & Exchange Commission Division of Corporation Finance Office of Energy and Transportation 100 F Street, NE Washington, D.C. 20549

Re:	Blue Gold Ltd

Amendment No. 3 to Registration Statement on Form F-4

Filed November 8, 2024

File No. 333-280195

Dear Messrs. Purcell and Levenberg:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated November 27, 2024 (the “Staff’s Letter”) regarding Amendment No. 3 to the Company’s Registration Statement on Form F-4 (“Amendment No. 3”). We are also responding to the one oral comment conveyed to me by Michael Purcell on November 27, 2024. Concurrent herewith, we are filing Amendment No. 4 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 4”) as well as the requisite exhibits. For ease of reference, we have reproduced the comments below in bold with our responses following the comments.

Amendment No. 3 to Registration Statement on Form F-4

Risk Factors

Company Risk Factors, page 49

1.	At page 53, you state that if you are unable to complete the business combination by November 15, 2024, you will cease all operations except for the purpose of winding up and you would redeem your public shares and liquidate. Elsewhere you have revised disclosure to refer instead to the condition that conditions to the Closing must be satisfied or waived by January 31, 2025, or the Business Combination may be terminated. Please ensure that you provide updated and current disclosure regarding the applicable dates and deadlines.

RESPONSE: For the information of the Staff, on November 13, 2024, shareholders of Perception Capital Corp. IV approved an amendment to its governing documents extending the deadline by which Perception must complete its initial business combination to as late as November 15, 2025. Extensions are made on a monthly basis and are conditioned on the deposit into the trust account of $5,000 for each monthly extension. As of the date hereof, Perception has extended its term through January 15, 2025 and anticipates extending the term as often as necessary to complete the Business Combination. Under the terms of the Business Combination Agreement, the deadline by which the Business Combination must be completed or either party may terminate it is January 31, 2025. The disclosure in Amendment No. 4 has been clarified throughout regarding these deadlines.

Material U.S. Federal Income Tax Considerations, page 103

2.	We note that the newly filed tax opinion (exhibit 8.1) confirms that both the Perception Reorganization and the Blue Merger will qualify as a reorganization under Section 368(a) of the Code. In the short-form opinion filed as exhibit 8.1, counsel also suggests that the disclosure in “Material U. S. Federal Income Tax Considerations of the Business Combination” constitutes its opinion, but we do not find a section with that caption in the filing. If the intention was to refer to this section at page 103, please file a revised opinion to clarify this reference, name counsel in this section, and state that the disclosure constitutes its opinion. For reference, please see Staff Legal Bulletin No. 19 at Section III.B.2.

RESPONSE: Exhibit 8.1 has been corrected to refer to the correct section.

3.	Provide consistent disclosure throughout the filing with regard to the tax consequences of the Perception Reorganization and the Blue Merger, and give effect to the received opinion of counsel with regard to Section 368(a) in each case. For example, despite the opinion filed as exhibit 8.1, you state at page 67 and elsewhere that such determinations are complex, and at page 105 that “the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Perception Reorganization qualifies as a “‘reorganization.’”

RESPONSE: The disclosure has been revised in accordance with the Staff’s Comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 120

4.	Please refer to pro forma adjustments Q and R. As the historical financial statements of BGHL depict the acquisition of the Bogoso Prestea Mine and related mining assets, please explain why you include pro forma adjustments to record depreciation expense on property, plant and equipment and accretion of the asset retirement obligation on the pro forma condensed combined balance sheet as of June 30, 2024.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that they have removed those adjustments. They had previously been included in error.

5.	Please revise the pro forma condensed combined balance sheet to reflect Shareholders’ Deficit on a post-business combination basis, consistent with your disclosure that Blue Gold Limited (BGL) is the surviving entity. In this regard, we note you currently reflect Perception Class A ordinary shares outstanding in the “Pro Forma Combined” columns rather than shares of BGL. In addition, please confirm when preparing the pro forma financial statements, you have considered that BGL is a wholly owned subsidiary of Perception prior to the business combination and that you have not duplicated amounts depicted in the historical accounts of BGL in the pro forma combined accounts.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that we have revised the unaudited pro forma condensed combined balance sheet to reflect BGL as the surviving entity. We have also updated the unaudited pro forma condensed combined balance sheet and the unaudited condensed combined statement of operations to eliminate historical BGL accounts that were consolidated in with Perception.

Blue Gold Holdings Limited

Condensed Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Exploration and evaluation expenditure, page F-9

6.	We note your accounting policy where you state that you capitalize exploration and evaluation expenditures when certain conditions are met. Please reference the authoritative literature you rely upon to support your accounting as generally costs related to exploration and evaluation activities are expensed as incurred under US GAAP.

RESPONSE: In response to the Staff’s comment, we have revised our accounting policy on page F-9 to properly reflect our accounting under US GAAP. All exploration and evaluation costs will be charged to the income statement as incurred.

Note 4 - Asset Acquisition, page F-12

7.	We note your response to prior comment one where you describe how BGHL’s subsidiary, Blue Gold Bogoso Prestea Limited (BG-BPL) accounted for the acquisition of the Bogoso Prestea Mine. Please address the following with respect to the various disclosures of the 10% interest of BG-BPL held or to be held by the Government of Ghana:

●	Clarify if disclosure on page 160, describing the legal requirement to issue a “10% non-dilutable free carried interest” in BG-BPL to the Government of Ghana relates to the same economic interests as described as a “10% non-controlling interest to be held by the Government of Ghana based on Ghanaian laws” on page F-13.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the “10% non-dilutable free carried interest” disclosed on page 160 is the same economic interest referred to on page F-13, i.e. “mandatory 10% non- controlling interest to be held by the Government of Ghana based on Ghanaian law”. The Minerals and Mining Act 2006 (Act 703) provides that the Government of Ghana shall hold a 10% free carried interest in all mineral operations, which is held via the Minerals Income Investment Fund (‘MIIF’), Ghana’s minerals sovereign fund.

●	Please tell us and disclose the nature of any contingencies related to the pending issuance of equity interests to the Government of Ghana and confirm that you currently own 100% of the equity interests in BG-BPL.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that BGHL currently own 100% of the equity interests in BG-BPL. The issuance of a 10% equity interest to the Minerals Income Investment Fund (which is to receive a 10% free carried interest in the shares of BG-BPL as stipulated by the Minerals and Mining Act 2006 (Act 703)) is contingent upon BG-BPL holding a mining lease issued by the Ministry of Lands and Natural Resources. Given the statutory obligation to transfer the 10% stake to the Government’s sovereign fund, the unaudited pro forma condensed combined financial information is produced showing this minority stake as already having been transferred.

●	Describe in detail the nature of each of the economic interests in BG-BPL to be held by the Government of Ghana and explain how you accounted for each in your historical financial statements and in your combined pro forma financial statements.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that under the laws of Ghana, the Government of Ghana has two economic interests in BG-BPL: (1) a 10% stake in BG-BPL, and, (2) a 5% annual royalty of the total revenues earned from the lease area.

The Minerals and Mining Act 2006 (Act 703) provides that the Government of Ghana shall hold a 10% free carried interest in all mineral operations, which is held via the Minerals Income Investment Fund (‘MIIF’). In accordance with ASC 810-10-45-16, The 10% stake in BG-BPL will be accounted for as noncontrolling interest in the consolidated balance sheets within equity. Net income or loss (including other comprehensive income or loss) will be attributed to the 10% noncontrolling interest.

The 5% royalty is payable on a quarterly basis which will be expensed as incurred.

●	Tell us how you concluded that BG-BPL is a variable interest entity as implied by your references to ASC 810-10-30-4 in the last bullet point of your response to prior comment one and pro forma adjustment O on page 123.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, per ASC 810-10-15-4, an entity is a VIE if it has any of the following characteristics:

●	The legal entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support.

●	As a group, the equity holders lack the characteristics of controlling financial interest

-	For entities other than limited partnerships, investors lack through voting rights

-	For limited partnerships, a simple majority/or lower threshold of limited partners can exercise kickout rights over general partners; or limited partners with equity at risk are able to exercise substantive participating rights over general partners.

•	The legal entity is structured with disproportionate voting rights and substantially all activities are conducted on behalf of an investor with disproportionate voting rights.

Management’s conclusion is that BG-BPL meets the criteria of a VIE, based on the following:

●	As a group the investors do not lack characteristics of controlling financial interest.

●	The legal entity is structured with proportionate voting rights, voting rights are proportional to ownership percentages.

●	However, BG-BPL will not have sufficient equity at risk to finance activities without additional support. Since inception, BG-BPL’s primary sources of liquidity have been cash flows from a loan provided by an affiliated company and funds generated from the issuance of convertible loan notes payable. The funding of BG-BPL’s future capital requirements will depend on many factors, including BG-BPL’s revenue growth rate, the timing and extent of spending to support the restart of the Bogoso Prestea Mine and further exploration activities. To finance these activities, BG-BPL will need to raise additional capital.

●	Explain how you calculated the amounts in pro forma adjustment O which “represent the non-controlling interest of 10% of BG-BPL” and clarify why this adjustment was limited to mineral rights, and property, plant and equipment, net without similar adjustments to the liability accounts of BGHL.

RESPONSE: In accordance with ASC 810, the non-controlling interest should be recorded at fair value on initial measurement. In order to determine the fair value of the non-controlling interest, the Company calculated 10% of the fair value of net assets upon initial measurement. fair value of the assets received was $419.5 million and the fair value of liabilities assumed was $368.2 million, resulting in net assets of $51.3 million. 10% of these net assets is $5.1 million

Next, because the acquisition of the mining assets did not meet the US GAAP definition of a business, the overall acquisition was accounted for as an asset acquisition with no gain or loss. Therefore, the Company allocated the fair value of liabilities assumed and the fair value of the non-controlling interest to the assets assumed on a relative fair value basis. This reduced the asset’s value to $368.2 million on day one.

8.	We note your disclosure in footnote (3) to the table on page F-13 specifies that the key assumptions in the income valuation method include long-term gold prices and the level of gold production over the life of mine. Please quantify the production volumes and gold prices expected over the life of the mine and clarify how they compare to the key project statistics disclosed on page 154.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the LOM model utilized for the valuation is the same model that gives the key project statistics on page 154. Footnote 3 on page F-13 has been amended to quantify the production volumes and gold price expected over the life of the mine.

Exhibit 96.1 - Technical Report Summary, page II-2

9.	We understand from your response to prior comment 9, regarding the disparity in the assumptions for refractory materials processing costs utilized in establishing the cutoff grade and in the optimization parameters in Table 11.31 on page 123 of the technical report summary, that assumptions underlying the cut-off grade reflect the outlook for the near term and, in the view of the QP, a conservative gold price, while assumptions for pit optimization represent estimates of future costs to be incurred over the life of the mining operation. The response indicates that using a low estimate of refractory materials processing costs in establishing the cut-off grade is without consequence because there is an expectation that the gold price will be higher when the refractory material is mined.

However, disclosures on page 144 of the technical report summary indicate a refractory material processing methodology has not yet been selected because you have not completed the mineral processing test work that would be necessary to evaluate the alternatives, and therefore it appears the assumption of $18/t for processing the refractory materials is without adequate support. We believe that you must have a reasonable basis for all assumptions utilized in establishing the cut-off grade and estimating resources, and in preparing cash flow analyses, including those pertaining to refractory materials processing costs.

As a significant portion of your mineral resources are associated with refractory materials, unless you are able to show that using assumptions based on historical experience would not yield a material difference, it appears that you would need to revise the processing cost assumptions to be consistent with actual experience, to the extent that you are unable to show how such costs would have declined from the $34.3/t or $39/t experienced by prior operators as mentioned on pages 138 and 173 of the technical report summary. Please coordinate as necessary with the qualified persons involved in preparing the technical report summary to address this concern.

Any rationale for assuming that processing costs will be lower than experienced historically should be specific to the processing methodology and the relevant economic factors, and should be described in the accompanying disclosure. Please similarly address any disparity between the assumptions utilized in establishing the cut-off grade and the optimization parameters, including the refractory sulphide plant operating costs of $26.0/t and the optimization parameter of $34/t mentioned on pages 173 and 123, respectively, of the technical report summary. Please revise disclosures in your filing as necessary to conform to further changes in the technical report summary.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that in 2005, a feasibility study was carried out by Bogoso Gold Ltd for the Bogoso Sulphide Expansion Project which estimated a refractory process operating cost of $10.71/tonne (2005 prices). Blue Gold has adjusted these costs for inflation to 2024 to give a total processing cost of $18/tonne. Blue Gold used a conservative $26/t refractory processing cost in the LOM plan for the purpose of cash flow planning and ascertaining funding requirement.  However, the $18/tonne processing cost is the best current estimate by the QP of expected future processing costs given the uncertainty around processing route and timing of extraction for refractory material.

To assess the sensitivity of the Mineral Resource estimate to processing cost, the QP carried out a review of the reporting cut-off grade using an upper estimate of refractory material processing costs of $26/tonne (being the refractory processing cost estimate used by Blue Gold in the LOM plan).  This adjustment leads to an increase in reporting cut-off grade to 0.84g/t Au for refractory material if all other parameters stay the same.  This adjustment would lead to a reduction in overall contained gold ounces of only 2%.  This variance is considered small and within an acceptable range of uncertainty to not warrant a change in the resource statement.

To further assess the sensitivity of the Mineral Resource estimate to processing cost, the QP carried out a review of the reporting cut-off grade using a refractory material processing costs of $26/tonne and an increase in gold price from $1950/oz to $2200/oz. This adjustment leads to an increase in open pit reporting cut-off grade to 0.74g/t Au for refractory material with oxide material open pit cut-off remaining at 0.7g/t if all other parameters stay the same. These adjustments lead to a reduction in overall contained gold ounces of only 1%.

Given the relatively conservative gold price used for the current Mineral Resource optimization and Mineral Resource cut-off grade calculation as well as the uncertainties around process route and timing of extraction of refractory material, the QP believes the parameters chosen for Mineral Resource reporting are a fair reflection of current Reasonable Prospects for Eventual Economic Extraction.

The three scenarios are summarized in the table below for open pit Mineral Resources only.

Sensitivity Analysis of Mineral Resource Estimate to Varying Processing Cost and Gold Price

Au Price $/oz	Oxide Process Cost ($/t)	Refractory Process Cost ($/t)	Open Pit Oxide COG (g/t)	Open Pit Refractory COG (g/t)	Meas & Ind Open Pit Mineral Resource Tonnes (Mt)	Meas & Ind Open Pit Mineral Resource Grade (g/t)	Meas & Ind Open Pit Mineral Resource Contained Oz (Moz)	Inferred Open Pit Mineral Resource Tonnes (Mt)	Inferred Open Pit Mineral Resource Grade (g/t)	Inferred Mineral Resource Contained Oz (Moz)
1950	18	18	0.70	0.70	76.0	1.96	4.8	11.7	1.90	0.7
1950	18	26	0.70	0.84	72.4	2.02	4.7	11.0	1.96	0.7
2200	18	26	0.70	0.74	74.8	1.98	4.8	11.5	1.92	0.7

To provide context, the costs in the 2005 feasibility study relate to Biox processing. The previously quoted Biox processing costs of $34/t to $39/t were much higher than the $10.71/t (2005 prices) presented in the 2005 GSR feasibility study.  This higher cost range was due to:

●	Several mechanical failures in the plant that meant consistent volume throughput was not achieved, and,

●	Power costs had to be maintained at a high level to ensure the bacteria utilised in the

●	BIOX process were not affected (i.e. the power cost could not fall to reflect the lower volumes processed due to the mechanical failures)

The combined effect of the two points above resulted in periods of high processing costs of between $34/t and $39/t.  It would therefore be incorrect to take these high processing cost figures as the basis to estimate refractory processing costs going forward for long term planning, and it is our view that the 2005 feasibility study presents a sound basis for estimates of refractory processing costs after inflation has been taken into account.

We have already taken a conservative view in our financial modelling assuming $26/t for refractory processing costs for purpose of cashflow requirement planning but use the feasibility study as the basis of our cost estimates for Mineral Resource reporting as a basis for reporting for Reasonable Prospects for Eventual Economic Extraction. The detail of processing costs behind the 2005 study is presented below:

By Major Item	Unit Cost per tonne Ore ($/tonne)	Unit Cost per tonne Concentrate ($/tonne)	Contribution %
Labour	0.59	6.18	6
Process Consumables	1.51	15.77	14
Maintenance Consumables	0.78	8.20	7
Reagents	2.77	29.02	26
Power	3.04	31.87	28
Other	2.02	21.09	19
Total	10.71	112.13	100

10.	We understand from your response to prior comment 10, that revisions have been made to the technical report summary to resolve inconsistencies between the capital cost estimates reported in Section 18 and those that are shown in Table 19.4. However, further revisions appear to be necessary to clarify how the capital cost estimates in Sections 18.1 and 18.2 correlate with the Capital Expenditure Summary in Section 18.3; also to clarify how the amounts in the Capital Expenditure Summary in Section 18.3 correlate with the Total SIB CAPEX and the Total Expansion CAPEX in Table 19.4; and how the cost summary in Table 18.6 correlates with the operating costs in Table19.4. Please coordinate with the qualified persons involved in preparing the technical report summary as necessary to ensure that the information referenced above is consistent where appropriate and that explanations are provided for any differences in the accompanying disclosures, along with the rationale.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the summary graph in Section 18.3 and Section 1.15 has been removed to avoid ambiguity in presentation of Capex figures. Table 18.6 has been removed due to unnecessary repetition and to avoid ambiguity with costs in section 19. Numbers in Tables 19.4 and 19.5 remain accurate.

General

11.	We note that on November 15, 2024, the New York Stock Exchange commenced proceedings to delist Perception’s securities. Please revise your disclosure on the cover page, at page 62 under “NYSE may delist Perception’s securities from trading on its exchange,” and throughout the filing to reflect this development. Highlight any risks that result from Perception shares trading on the over-the-counter market.

RESPONSE: Amendment No. 4 has been revised in accordance with the Staff’s comment.

12.	We note that section 8.1(h) of the Second Amended and Restated Business Combination Agreement provides “Perception Class A Ordinary Shares to be issued in connection with this Agreement shall have been approved for listing on NYSE or Nasdaq, or such other national exchange as agreed between Perception and BGHL, subject to official notice of issuance” as a closing condition to the agreement. Please revise your disclosure accordingly now that Perception Class A Ordinary Shares are suspended and in the process of being delisted from the NYSE. Disclose whether this condition has been waived.

RESPONSE: For the information of the Staff, the Company has applied to list the Class A Ordinary Shares on Nasdaq. No determination has been made whether this condition will be waived.

Oral Comment Given Telephonically to Giovanni Caruso

13.	Please provide an audited balance sheet for Blue Gold Limited.

RESPONSE: An audited balance sheet as of December 31, 2023 together with audit opinion as well as unaudited interim financial statements as of June 30, 2024 have been provided as part of Amendment No. 4.

* * * * *

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner